

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via E-mail
Mr. Gil Kotler
Chief Financial Officer
Gazit-Globe Ltd.
1 Hasalom Rd.
Tel-Aviv 67892, Israel

      Re: Gazit-Globe Ltd.
            Form 20-F for the Fiscal Year Ended December 31, 2013
            Filed April 16, 2014
            File No. 001-35378

Dear Mr. Kotler:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Angela McHale

                Angela McHale
                Senior Counsel